                                                                    EXHIBIT 99.1

EIMO CORPORATION STOCK EXCHANGE RELEASE 7.8.2002 AT 8.30                  1 (10)

INTERIM REPORT JANUARY-JUNE 2002
Figures are not audited

Second quarter 2002
- Net sales EUR 53.6 million
- Sales growth 145%
- Operating loss EUR 5.9 million

January-June 2002
- Net sales EUR 120.3 million
- Sales growth 146%, which includes internal growth of 15%
- Operating loss EUR 1.8 million
- EPS, diluted EUR -0.02

Prospects
- Operating performance to improve during second half of 2002
- Efficiency program continues

Developments in the second quarter

Eimo's second quarter net sales were EUR 53.6 million (EUR 21.9 million in the corresponding period in the previous year), and the operating loss EUR 5.9 (profit of EUR 0.4) million. The period's cash used in operations was EUR 2.1 million and cash used in operations after capital expenditures was EUR 8.7 million. The geographical distribution of sales as a percentage of total sales for the quarter, based on the geographic location of Eimo's customers, was 43% to Europe, 56% to the Americas and 1% to Asia. Customers in the telecommunications and other electronics industries represented 77% (82% in Q1/2002)of net sales during the quarter.

During the second quarter of the year Eimo failed badly to meet its original quarterly sales targets. Net sales exceeded the figure for the corresponding period last year by 145% mainly due to the inclusion of revenues from Eimo's operations in the Americas. However, the company recorded a significant operating loss, primarily due to low sales volumes relative to capacity, especially in Europe. The overall size of the operating loss was aggravated by the fact that such reduced sales came at very short notice, which led at times to very low capacity utilization. In the Americas, second quarter sales were only slightly below first quarter's level.

Performance in January-June

In January-June 2002 Eimo recorded net sales of EUR 120.3 (48.9) million, which represents growth of 146%. The operating loss was EUR 1.75 (profit of 0.9) million and loss before extraordinary items was EUR 2.3 (profit of 0.1) million. The operating loss for the period includes EUR 1.7 million of amortization of negative goodwill,

                                                                          2 (10)

and EUR 0.3 million of amortization of normal goodwill. The non-diluted and diluted earnings per share were both EUR -0.02 (-0.01).

The geographical distribution of sales as a percentage of total sales for the period, based on the geographic location of Eimo's customers, was 47% to Europe, 51% to the Americas and 2% to Asia. Customers in the telecommunications and other electronics industries represented 80% (82% in Q1/2002)of net sales during the period.

Compared to the same period in 2001, Eimo's net sales in the first half of 2002 grew significantly. Such growth was primarily due to the inclusion of sales from Eimo's Eimo Americas (previously Triple S Plastics) subsidiary, but also reflected increased sales to Eimo's customer base. Internal sales growth, that is growth in sales of Eimo excluding sales by its Eimo Americas subsidiary, was 15%.

During the period, Eimo solidified its market position in its core telecommunications market, while at the same time seeing growth in its non-telecom sales compared to their level immediately after the acquisition of Eimo Americas operations.

During the period, profitability was hampered by excessive costs of some new programs, and surprisingly low volumes for some programs leading to at times very low capacity utilization at some facilities.

The recent depreciation of the U.S. dollar against Eimo's reporting currency the euro did not significantly affect earnings, although it did have a minor dampening effect on reported sales.

Gross investments during January to June totaled EUR 13.5 (7.1) million. The largest cash investments were made in the Americas to introduce new production technology and to increase capacity. Cash flow from operations was EUR 8.8 million, and cash flow after investments was EUR 2.2 million. The relatively high capital expenditures reflect some changes in the composition of Eimo's offering to its customers, which now in some cases includes automated assembly equipment owned by Eimo. Full year capital expenditures are estimated to reach EUR 20-21 million.

The negative cash flow for the second quarter somewhat affected the company's financial position. On June 30, Eimo's cash and committed unused credit facilities totaled EUR 16.1 million. The equity ratio was 47.9% (49.5%) and the current ratio was 1.37 (1.83). Consolidated interest bearing net debt was EUR
46.2 million, and the balance sheet total at the end of June was EUR 157.4 (103.7) million.

Eimo employed on average 1887 (910) people during the first half of 2002. On June 30, the company had 2024 employees, including summer help (appr. 100 persons).

                                                                          3 (10)

Efficiency program and other news from production operations

In order to improve capacity utilization and to achieve additional efficiencies Eimo continues to review its global production set-up and organization. As part of this exercise, in the Americas the company's Georgetown, Texas molding operations will be closed in September. The business will be moved into the Fort Worth, Texas operations. The small tooling operation in Denton, Texas has already been merged with Fort Worth operations. In Michigan, the Battle Creek facility is a main target of an efficiency drive. In Vicksburg, due to high demand and the need to arrange space for additional telecoms related work, the company's old Vicksburg 2 building returned to service in May and has since expanded operations under common management and as an integral part of Vicksburg operations.

In Europe Eimo is uniting its Lahti and Hollola molding operations under one management, and merging its Lahti and Hollola tooling operations. In Asia, painting and improved mold maintenance have been installed to Shenzhen, and mass production of parts for mobile phones is expanding rapidly.

The costs of the efficiency program have been, and are being, expensed as they occur, and such costs, so far, have been relatively small. Eimo is currently aware of approximately EUR 2 million worth of costs related to expenses and writedowns expected in the course of the program during third quarter. The described steps are estimated to lead to yearly savings exceeding EUR 10 million per year, while the number of personnel is expected to fall by nearly 150 people, with little loss of production capacity.

Changes in management

The company's chief financial officer, Mr. Timo Harju, has been appointed deputy CEO. Americas CEO Mr. A. Christian Schauer has resigned, effective immediately, from Eimo's global management team and from his position as CEO Americas. His service to the company will be completed by October 31. Mr. Niilo Oksa, previously Executive Vice President at Eimo Americas, has been appointed CEO Americas. In this role he will be supported by Mr. Douglas Bergmoser, head of business unit Michigan, and Mr. Michael Zaagman, head of business unit Texas and Brazil. Mr. Gary Eglen is General Manager for Brazil. In Europe, effective July 1, Mr. Timo Seppa has been appointed CEO Europe and Mr. Markus Pulkki Manager of tooling operations. In Asia, Mr. Daniel B. Canavan continues as Managing Director, and Mr. David Tang has been appointed General Manager.

                                                                          4 (10)

Shares and shareholders

The daily closing price for Eimo's shares in the Helsinki Exchanges in the period January to June ranged between EUR 1.16 and EUR 2.39. The closing price on June 28, 2002 was EUR 1.23. On June 28, 2002 Eimo had 65,432,300 shares outstanding. On July 30 Eimo received notice from Mr. Victor V. Valentine, Jr. that his shareholding had fallen below 5% of all shares outstanding. Mr. Valentine was a significant owner of Triple S Plastics. He is not, and has not been, an employee or a director of Eimo. On July 4, Eimo announced that it will terminate the listing of its ADRs on the Nasdaq National Market on August 30, 2002.

Business prospects

Many recent unit volume forecasts for the global mobile phone market in 2002 have been in the range of 400 million units, with most recent estimates forecasting lower volumes when compared with estimates made earlier in the year. Eimo continues to operate in an environment of little overall growth in its core market.

Taking into account the sales disappointments of the second quarter, some of which had some limited effect in the third quarter as well, Eimo has revised its full year sales estimate to EUR 245-255 million. This estimate assumes a global market of some 400 million mobile phone units and a relatively stable market share for Eimo. These lower sales weigh on profitability. Barring additional writedowns, full year pre-tax profit is expected to be broadly at last year's level. The above estimates include a forecast strong fourth quarter, as Eimo's third quarter net sales are expected only to match or slightly exceed second quarter sales, with a reduced quarterly loss.

The interim report for January - September 2002 will be published on 31 October 2002.

Lahti, 7 August 2002

Eimo Corporation
Board of Directors

Further information:

Elmar Paananen, Vice Chairman, IR           +358-500-503 865


Eimo is a leading global manufacturer of precision plastic components, whose main customers are companies in the mobile communications industry. With operations on four continents, the Company's worldwide operations include eleven injection molding plants located close to the production units of the Company's key customers. In 2001 Eimo's net sales totaled EUR 166 million.

                                                                          5 (10)

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002 (an extract of the Risk Factors from such Form 20-F is available at www.eimo.com / Investor relations / Form 20-F Risk Factors).

DISTRIBUTION:
HEX Helsinki Exchange
Press

ENCLS.
Consolidated income statements
Cash flow statement
Consolidated balance sheet
Financial ratios

                                                                          6 (10)

APPENDIX 1

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT                                       4-6/2002        4-6/2001
APRIL-JUNE 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                   1 000 EUR       1 000 EUR        Change %
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                             53 557          21 903           144.5
------------------------------------------------------------------------------------------------------------------------------------
Other operating income                                                   560             289            93.8
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                    56 111          20 361           175.6
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and write-downs                                           3 942           2 202            79.0
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                     - 5 936           - 371         1 500.0
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                        - 11.1           - 1.7
------------------------------------------------------------------------------------------------------------------------------------
Financial income and expenses                                          - 144           - 513          - 71.9
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                                    - 6 080           - 884         - 587.8
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                        - 11.4           - 4.0
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary items                                                        -            - 59
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAXES                                                  - 6 080           - 943         - 544.8
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                        - 11.4           - 4.3
------------------------------------------------------------------------------------------------------------------------------------
Income tax on ordinary activities                                      1 675           - 248
------------------------------------------------------------------------------------------------------------------------------------
Income tax on extraordinary items                                          -              17
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                         50             227
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED PROFIT FOR THE REVIEW PERIOD                            - 4 355           - 947         - 359.9
------------------------------------------------------------------------------------------------------------------------------------

                                                                          7 (10)

APPENDIX 2

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT JANUARY-JUNE 2002                     1-6/2002        1-6/2001                              1-12/2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                   1 000 EUR       1 000 EUR        Change %              1 000 EUR
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                            120 293          48 857           146.2                165 837
------------------------------------------------------------------------------------------------------------------------------------
Other operating income                                                   962             507            89.7                    963
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                   116 832          44 235           164.1                147 312
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and write-downs                                           6 173           4 223            46.2                  9 872
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                     - 1 750             906         - 293.2                  9 616
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                         - 1.5             1.9                                    5.8
------------------------------------------------------------------------------------------------------------------------------------
Financial income and expenses                                          - 513           - 799          - 35.8                - 1 808
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                                    - 2 263             107       - 2 215.0                  7 808
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                         - 1.9             0.2                                    4.7
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary items                                                        -         - 1 420                                - 1 237
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAXES                                                  - 2 263         - 1 313          - 72.4                  6 571
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                         - 1.9           - 2.7                                    4.0
------------------------------------------------------------------------------------------------------------------------------------
Income tax on ordinary activities                                        879           - 685                                - 2 480
------------------------------------------------------------------------------------------------------------------------------------
Income tax on extraordinary items                                          -             412                                    359
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                         50             287                                    744
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED PROFIT FOR THE REVIEW PERIOD                            - 1 334         - 1 299           - 2.7                  5 194
------------------------------------------------------------------------------------------------------------------------------------

                                                                          8 (10)
APPENDIX 3


--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW STATEMENT                                                         1-6/2002       1-6/2001                   1-12/2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                           1 000 EUR      1 000 EUR                   1 000 EUR
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                             - 1 750            906                       9 616
--------------------------------------------------------------------------------------------------------------------------------
Adjustments                                                                    4 608          4 418                       9 837
--------------------------------------------------------------------------------------------------------------------------------
Change in net working capital                                                  4 509        - 1 656                     - 1 607
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW GENERATED BY OPERATIONS                                              7 367          3 668                      17 846
--------------------------------------------------------------------------------------------------------------------------------
Interest received                                                                159             89                         151
--------------------------------------------------------------------------------------------------------------------------------
Interest and other financial expenses                                          - 527          - 869                     - 1 966
--------------------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                              - 508        - 1 683                     - 2 189
--------------------------------------------------------------------------------------------------------------------------------
Extraordinary income and expenses                                                  -        - 1 421                     - 1 237
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      6 491          - 216                      12 605
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------------
Acquisition of group companies                                                  - 23        - 2 831                       - 661
--------------------------------------------------------------------------------------------------------------------------------
Other investments                                                                  -              -                        - 33
--------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                        - 12 352        - 3 959                    - 17 211
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of fixed assets                                              239              -                       1 281
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                       - 12 136        - 6 790                    - 16 624
--------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW ./. INVESTMENTS                                          - 5 645        - 7 006                     - 4 019
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------------
Proceed from (payments of) long-term liabilities, net                          4 985         12 971                       5 294
--------------------------------------------------------------------------------------------------------------------------------
Proceed from (payments of) short-term borrowings, net                            669            655                       6 256
--------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                               - 2 610        - 3 248                     - 3 649
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of share capital                                          270              -                         304
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN (PROVIDED BY) FINANCING ACTIVITIES                            3 314         10 378                       8 205
--------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                    - 2 331          3 372                       4 186
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the period                       5 851          1 728                       1 665
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                             3 520          5 100                       5 851
--------------------------------------------------------------------------------------------------------------------------------

                                                                          9 (10)
APPENDIX 4

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                                               30.6.2002        30.6.2001                      31.12.2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                         1 000 EUR        1 000 EUR    Change %           1 000 EUR
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                            2 251            3 295      - 31.7               2 550
------------------------------------------------------------------------------------------------------------------------------------
Tangible assets                                                             93 670           56 152        66.8              93 685
------------------------------------------------------------------------------------------------------------------------------------
Investments                                                                    601            2 258      - 73.4                 650
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Inventories                                                                 19 166           14 003        36.9              23 010
------------------------------------------------------------------------------------------------------------------------------------
Long-term receivables                                                            -               48                               -
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax receivable                                                      2 099            1 361                           1 127
------------------------------------------------------------------------------------------------------------------------------------
Short-term receivables                                                      36 134           21 468        68.3              47 124
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                    3 520            5 100      - 31.0               5 851
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               157 441          103 685        51.8             173 997
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Share capital                                                               16 358           11 600        41.0              16 170
------------------------------------------------------------------------------------------------------------------------------------
Share premium account                                                       39 899           18 124       120.1              38 655
------------------------------------------------------------------------------------------------------------------------------------
Translation difference                                                     - 4 163               97                             876
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                           22 440           19 168        17.1              26 246
------------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                -            1 535                           1 009
------------------------------------------------------------------------------------------------------------------------------------
NEGATIVE GOODWILL                                                                -                -                           1 686
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax liability                                                       3 146            3 101         1.5               3 272
------------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
------------------------------------------------------------------------------------------------------------------------------------
Interest bearing liabilities                                                35 367           27 464        28.8              29 392
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
------------------------------------------------------------------------------------------------------------------------------------
Interest bearing liabilities                                                14 351            6 151       133.3              17 568
------------------------------------------------------------------------------------------------------------------------------------
Other non-interest bearing liabilities                                      18 989           12 102        56.9              29 921
------------------------------------------------------------------------------------------------------------------------------------
Accruals and deferred income                                                11 054            4 343       154.5               9 202
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                 157 441          103 685        51.8             173 997
------------------------------------------------------------------------------------------------------------------------------------

                                                                         10 (10)
APPENDIX 5

------------------------------------------------------------------------------------------------------------------------------------
KEY FIGURES                                                              30.6.2002        30.6.2001    Change %          31.12.2001
------------------------------------------------------------------------------------------------------------------------------------
Return on equity (ROE), %                                                    - 3.5            - 2.3                             7.7
------------------------------------------------------------------------------------------------------------------------------------
Return on investment (ROI), %                                                - 2.6              2.5                             9.5
------------------------------------------------------------------------------------------------------------------------------------
Equity ratio, %                                                               47.9             49.5                            48.0
------------------------------------------------------------------------------------------------------------------------------------
Net Gearing, %                                                                62.0             56.4                            49.6
------------------------------------------------------------------------------------------------------------------------------------
Current Ratio                                                                 1.37             1.83                            1.36
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure, 1 000 EUR                                              13 537            7 059        91.8              44 936
------------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                                11.3             14.4                            27.1
------------------------------------------------------------------------------------------------------------------------------------
Average number of personnel                                                  1 887              910       107.4               1 229
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE RATIOS
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share (EPS), diluted, EUR                                     - 0.020          - 0.006                           0.113
------------------------------------------------------------------------------------------------------------------------------------
Shareholders equity per share, EUR                                           1.139            1.056         7.9               1.267
------------------------------------------------------------------------------------------------------------------------------------
SECURITIES AND GUARANTEES, 1 000 EUR
------------------------------------------------------------------------------------------------------------------------------------
Securities for own liabilities                                              69 813           57 264                          63 511
------------------------------------------------------------------------------------------------------------------------------------
Other own liabilities                                                            -               77                           3 579
------------------------------------------------------------------------------------------------------------------------------------
Nominal value of derivative contracts                                        9 807                -                          20 186
------------------------------------------------------------------------------------------------------------------------------------
Fair value of derivative contracts                                              77                -                            - 93
------------------------------------------------------------------------------------------------------------------------------------